Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

JLR SALES CONTINUE TO INCREASE YEAR ON YEAR IN FIRST QUARTER

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Wholesales in Q1 FY24 were 93,253 units, up 30% vs. Q1 FY23 (wholesales exclude China JV)
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Retail sales in Q1 FY24 were 101,994, up 29% vs. Q1 FY23
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Order book remains strong at 185,000 units, reflecting strong client demand
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Demand for Range Rover, Range Rover Sport and Defender continues to be particularly strong, with retail sales up significantly vs. Q1 FY23 and representing 76% of the order book

Gaydon, UK, July 7, 2023: JLR today reported increased sales for the first quarter of FY24 (three-month period to 30 June 2023) compared to a year ago, reflecting continuing improvement in chip and other supply constraints.

Wholesale volumes for the first quarter were 93,253 units (excluding the Chery Jaguar Land Rover China JV), up 30% compared to the same quarter a year ago. Wholesales were slightly lower (down 1%) compared to the prior quarter ending 31 March 2023 reflecting shipping schedules, while production was up quarter on quarter.

Retail sales for the first quarter were 101,994 units (including the Chery Jaguar Land Rover China JV), up 29% compared to the same quarter a year ago. Retails were broadly flat (down 1%) compared to the prior quarter ending 31 March 2023. Compared to the prior year, retail volumes were higher in the Overseas (up 83%), North America (up 42%), China (up 40%) and UK (up 6%) regions while flat in Europe (0%). By model, retail sales of our three most profitable models were up significantly compared to the same quarter a year ago with Range Rover up 199%, Range Rover Sport up 42% and Defender up 90%.

The order book remained strong with over 185,000 client orders at quarter end, reducing from 200,000 at 31 March 2023 in line with expectations, as chip and other supply constraints continue to improve. Range Rover, Range Rover Sport and Defender demand remains particularly strong, representing 76% of the order book.

JLR will report full financial results for Q1 later in July. Based on preliminary cash balances, JLR expects to report positive free cash flow of over £400 million in the quarter.

Additional volume detail is available on the Investor Relations pages of our website (https://www.jaguarlandrover.com/investor-relations).

ENDS

Media Enquiries:

JLR	Headland Consultancy
David Wrottesley	Susanna Voyle
JLR Global External Communications Manager	E: svoyle@headlandconsultancy.com
T: +44 (0)7846091167	M: +44 (0)7980 894557
Dwrottes@jaguarlandrover.com

JLR Media	Bryony Sim
E: jlrmedia@jaguarlandrover.com	E: bsim@headlandconsultancy.com
T : +44 (0) 2475 361000	M: +44 (0)7825 156 291

Investor Enquiries:

Claire Bird

Financing and Investor Relations Manager

E: investor@jaguarlandrover.com

Jaguar Land Rover PR social channels:

Twitter: @jaguarlandrover

LinkedIn: @JaguarLandRover

Notes to Editors

Jaguar Land Rover’s Reimagine strategy is delivering a sustainability-rich vision of modern luxury by design.

We are transforming our business to become carbon net zero across our supply chain, products, and operations by 2039. We have set a roadmap to reduce emissions across our own operations and value chains by 2030 through approved, science-based targets. Electrification is central to this strategy and before the end of the decade our Range Rover, Discovery, Defender collections will each have a pure electric model, while Jaguar will be entirely electric.

At heart we are a British company, with two design and engineering sites, three vehicle manufacturing facilities, an engine manufacturing centre and a battery assembly centre in the UK. We also have vehicle plants in China (a joint venture), Slovakia, Austria (contract manufacturing with Magna Steyr), India (contract manufacturing with Tata Motors Ltd) and Brazil, as well as seven technology hubs across the globe.

Jaguar Land Rover is a wholly owned subsidiary of Tata Motors Limited, part of Tata Sons.

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 42 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, Latin America, South East Asia and South Asian Association for Regional Cooperation (SAARC) countries. As of March 31, 2023, Tata Motors’ operations inter alia includes 88 consolidated subsidiaries, 2 joint operations, 3 joint ventures and numerous equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.